EXHIBIT 99.1

TO OUR SHAREHOLDERS:

During the third quarter of 1999, AltaRex entered into an out-of-court settlement with regard to its intellectual property dispute with Biomira Inc., accomplished significant progress in its OvaRex(TM) MAb clinical trial programs and received preliminary yet encouraging data from its open-label Phase II Vancouver study. Unfortunately, this good news was overshadowed by the announcement in mid-October that Purdue Pharma L.P. chose not to exercise its option to license OvaRex(TM) and BrevaRex(TM) MAbs. As a result of the Purdue Pharma decision, AltaRex announced plans to focus its resources on bringing its lead product, OvaRex(TM) MAb, to market.

We were pleased to report in September that AltaRex reached a settlement with respect to issues that were the subject of litigation with Biomira and terminated such litigation. The settlement of these disputes now allows us to pursue the development of OvaRex(TM) MAb for the treatment of ovarian cancer without the uncertainty brought about by the matters which were the subject of the litigation. We are also pleased to have clarified with Biomira the terms of the license agreement so that such matters should not be at issue between the companies in the future.

On October 14, AltaRex announced that Purdue Pharma L.P. decided not to exercise its option to license OvaRex(TM) and BrevaRex(TM) MAbs. As the Company had been in early due diligence or discussions with other pharmaceutical and biotechnology companies prior to the grant of the option to Purdue Pharma, AltaRex has reopened those interactions and is rapidly initiating others. We are pleased with the level of interest expressed by these companies in our technology and, in particular, OvaRex(TM) MAb.

As a result of the Purdue Pharma decision, and in an effort to reduce current expenditures, AltaRex announced operational changes designed to focus the Company's personnel and financial resources on the clinical development and commercialization of OvaRex(TM) MAb. In line with this strategy, the Company has suspended its product development activities for products other than OvaRex(TM) MAb and has reduced staff and facility related costs in the discovery and development areas. As a result of these changes, management expects that its current capital will be sufficient to conduct operations including key clinical trial work through mid-2000.

AltaRex believes the OvaRex(TM) MAb comprehensive clinical program is progressing as planned. This program was designed to test OvaRex(TM) MAb in patients who are at various stages in the progression of ovarian cancer. This program will allow us to determine the most effective use of OvaRex(TM) MAb in ovarian cancer patients and provides the Company with multiple opportunities to gain regulatory approval.

In the Company's ongoing open label Phase II study in Vancouver, treatment with OvaRex(TM) MAb of late stage ovarian cancer patients with residual disease has been well tolerated. Immunological responses for the Phase II Vancouver studies are consistent with a prior retrospective study with OvaRex(TM) MAb reported earlier this year at the American Society of Clinical Oncology meeting. The Company believes that the rate of disease stabilization for these patients receiving chemotherapy and OvaRex(TM) MAb therapy appears to be greater than would be expected from patients receiving chemotherapy alone. An abstract of preliminary results of this study will be published as part of the American Society of Hematology Annual Meeting in early December 1999. Additional prospective data related to patients from the previous retrospective study will be presented in poster format at the Society of Gynecological Oncology meeting in February of next year.

Enrollment in the clinical trials for OvaRex(TM) MAb continues as planned. As of November 12, enrollment in the lead potentially pivotal Phase IIb trial for OvaRex(TM) MAb was at 319 patients out of a total expected enrollment of approximately 380. An interim analysis of this trial is scheduled for early December 1999. In our second potentially pivotal Phase IIb trial, as of November 12, enrollment was at 43 patients out of a total expected enrollment of 102. Our Phase II trial in Vancouver is fully enrolled at this date.

Manufacturing development of cell culture product for OvaRex(TM) MAb continues to progress well at Lonza Biologics. The Company will meet with the FDA at the end of November regarding comparability of the cell culture product to the ascites-based material being used in the current clinical trials.

In summary, the Company believes that the current focus of advancing OvaRex(TM) MAb through development to the market is in the best interests of its shareholders and ovarian cancer patients. AltaRex continues to make progress with its OvaRex(TM) MAb clinical trials program and we are encouraged with the maturing Phase II data from Vancouver and other immunological data from various programs. We are very appreciative of the contributions that all the Company's employees have made to help apply the Company's technology platform to the development of cancer products. Remaining staff and operations are dedicated to the continuation of the clinical trials for OvaRex(TM) MAb. The Company plans to take all appropriate actions, including seeking additional financing, to complete the development of OvaRex(TM) MAb and to obtain the critical answers necessary for determining whether we have an important new treatment for ovarian cancer.

FINANCIAL HIGHLIGHTS

Revenues for the three months ended September 30, 1999 were $203,748 compared with $234,627 for the three months ended September 30, 1998. Revenues for the nine months ended September 30, 1999 were $572,557 compared to $814,000 for the nine months ended September 30, 1998. The net decrease is mainly a result of a reduction in interest income due to lower levels of cash and short-term investments in 1999.

The net loss for the three months ended September 30, 1999 was $9.5 million or $0.17 per share compared to a net loss of $3.8 million or $0.23 per share for the three months ended September 30, 1998. For the first nine months of 1999, the net loss was $19.6 million or $0.54 per share compared to a net loss of $8.9 million or $0.54 per share for the first nine months of 1998. The net loss includes the impact of the Company's previously announced settlement of pending litigation with Biomira Inc. related to the ownership of an AltaRex patent application and disputes surrounding a license agreement between the companies. Settlement costs including related expenses totaled $4.5 million and $5.0 million, in the three-month and nine-month periods ended September 30, 1999, respectively.

Operating expenses of the Company for the three months ended September 30, 1999 totaled $5.2 million compared to $4.1 million for the three months ended September 30, 1998. For the nine months ended September 30, 1999, operating expenses totaled $15.2 million compared to $9.8 million for the nine months ended September 30, 1998. The increases in operating expenses reflect the Company's increased investment in clinical and product development activities and supporting activities in product commercialization. The majority of the clinical trial, product development and commercialization costs are attributable to the Company's most advanced product, OvaRex(TM) MAb, which is in two potentially pivotal Phase IIb clinical trials.

Cash and short-term investments as at September 30, 1999 totaled $11.4 million compared with $16.8 million at September 30, 1998 and $12.8 million at December 31, 1998. In the first nine months of 1999, a total of $15.2 million has been used to fund development and supporting costs of operations noted above, excluding the cost of the Biomira settlement. Also the Company issued 39.1 million common shares in a public offering in the second quarter of 1999, for gross proceeds of $19.6 million, or $17.7 million net of related costs. These funds continue to be used to fund clinical trial and antibody costs related to OvaRex(TM) MAb.

Regarding the Year 2000 issue, the Company has completed its assessment and testing of its internal systems and equipment and is completing its evaluation of the Year 2000 readiness of its vendors and suppliers and its development of contingency plans for all mission critical systems and risks. Certain systems and equipment of the Company have been successfully upgraded to be Year 2000 compliant. Based on the results of our review and assessment to date, the Company believes that it has no significant vulnerability to the Year 2000 readiness of third parties.

This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such factors include, but are not limited to, the need for capital, changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, proprietary rights, patent protection and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

Richard E. Bagley
President & CEO

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In Canadian dollars, Unaudited)

                                            Three Months Ended                    Nine Months Ended
                                               September 30,                         September 30,
                                   --------------------------------        --------------------------------
                                       1999                 1998                 1999            1998
                                   ------------        ------------        ------------        ------------
Revenue........................... $    203,748        $    234,627        $    572,557        $    814,000
                                   ------------        ------------        ------------        ------------
Expenses
  Research and development........    3,159,905           2,874,071           9,956,488           6,632,736
  General and administration......    2,028,784           1,199,064           5,215,503           3,120,175
  Settlement costs................    4,496,666                  --           5,015,712                  --
                                   ------------        ------------        ------------        ------------
                                      9,685,355           4,073,135          20,187,703           9,752,911
                                   ------------        ------------        ------------        ------------

Net loss for the period........... $ (9,481,607)       $ (3,838,508)       $(19,615,146)       $ (8,938,911)
                                   ============        ============        ============        ============

Net loss per common share......... $      (0.17)       $      (0.23)       $      (0.54)       $      (0.54)
                                   ============        ============        ============        ============

Weighted average number of
  common shares outstanding.......   55,612,613          16,511,091          36,596,679          16,500,781
                                   ============        ============        ============        ============



CONDENSED CONSOLIDATED BALANCE SHEET
(In Canadian dollars, Unaudited)
                                                        As at September 30,
                                                    -----------------------------
                                                        1999            1998
                                                    -----------       -----------
ASSETS
  Cash and short-term investments.................. $11,436,244       $16,811,530
  Other current assets.............................     183,811           215,661
  Capital assets, net..............................   1,060,128         1,724,806
  Other assets.....................................     267,335           329,142
                                                    -----------       -----------
                                                    $12,947,518       $19,081,139
                                                    ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities.............................. $ 2,128,587       $ 1,754,633
  Deferred lease credit and other liabilities......     197,954           502,648
  Shareholders' equity.............................  10,620,977        16,823,858
                                                    -----------       -----------
                                                    $12,947,518       $19,081,139
                                                    ===========       ===========


CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In Canadian dollars, Unaudited)

                                                       Three Months Ended                     NIne Months Ended
                                                         September 30,                          September 30,
                                              --------------------------------        --------------------------------
                                                  1999                1998                1999                1998
                                              ------------        ------------        ------------        ------------
CASH USED IN OPERATING ACTIVITIES
Net loss..................................... $ (9,481,607)       $ (3,838,508)        (19,615,146)       $ (8,938,911)
Add items not affecting cash:
  Depreciation and amortization..............      133,043             144,304             431,259             403,798
  Amortization of deferred lease credit......       (7,232)            (34,983)            (71,728)            (99,669)
Net change in non-cash working capital
  balances...................................     (206,199)             90,554             231,457             889,402
                                              ------------        ------------        ------------        ------------
                                                (9,561,995)         (3,638,633)        (19,024,158)         (7,745,380)
                                              ------------        ------------        ------------        ------------

CASH USED IN INVESTING ACTIVITIES
Purchase of capital assets...................      (97,742)            (68,197)           (145,301)           (545,837)
                                              ------------        ------------        ------------        ------------
                                                   (97,742)            (68,197)           (145,301)           (545,837)
                                              ------------        ------------        ------------        ------------

CASH PROVIDED BY FINANCING ACTIVITIES
Issue of common shares, net..................      (60,492)             18,000          17,707,760              54,000
Other........................................       67,965               2,099              74,523              46,641
                                              ------------        ------------        ------------        ------------
                                                     7,473              20,099          17,782,283             100,641
                                              ------------        ------------        ------------        ------------

NET INCREASE (DECREASE) IN CASH
  AND SHORT-TERM INVESTMENTS.................   (9,652,264)         (3,686,731)         (1,387,176)         (8,190,576)
CASH AND SHORT-TERM INVESTMENTS,
  BEGINNING OF PERIOD........................   21,088,508          20,498,261          12,823,420          25,002,106
                                              ------------        ------------        ------------        ------------
CASH AND SHORT-TERM INVESTMENTS,
  END OF PERIOD.............................. $ 11,436,244        $ 16,811,530        $ 11,436,244        $ 16,811,530
                                              ============        ============        ============        ============